FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2003

                         Commission File Number 1-15236

                              Advantest Corporation
                              ---------------------
                 (Translation of Registrant's Name Into English)

                              Shinjuku-NS Building
                              --------------------
                           4-1 Nishi-Shinjuku 2-chome
                           --------------------------
                                   Shinjuku-ku
                                   -----------
                                 Tokyo 163-0880
                                 --------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X    Form 40-F
                                     ---            ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No X
                                     ---     ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________



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Materials Contained in this Report:

1. English translation of the Japanese-language First Quarter Financial Results for the period commencing April 1, 2003 and ending June 30, 2003, as filed with the Tokyo Stock Exchange on July 25, 2003.

2. English translation of a Japanese-language notice announcing the appointment of an additional audit firm, as filed with the Tokyo Stock Exchange on July 25, 2003.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                          Advantest Corporation



                                          By:      /s/ Hitoshi Owada
                                              ----------------------------------
                                              Name:  Hitoshi Owada
                                              Title: Director and
                                                     Managing Executive Officer


Date:  July 25, 2003